UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No.    )*
                 -------------------------------
                       ESYNCH CORPORATION
                        (Name of Issuer)

                  Common Stock, $.001 par value
                 (Title of Class of Securities)

                           297591109
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                      Krugman & Kailes LLP
                     Park 80 West-Plaza Two
                 Saddle Brook, New Jersey 07663
                         (201) 845-3434
    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)
                 -------------------------------

                          March 2, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                        ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  297591109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Norton Garfinkle, individually and as trustee for The Gillian Garfinkle S Corporation Trust and The Nicholas Garfinkle S
     Corporation Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     910,000 (see footnote 1)

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     910,000 (see footnote 1)


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10   SHARED DISPOSITIVE POWER

     --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     910,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1) Represents: (a) 160,000 shares owned directly by Norton Garfinkle; (b) 150,000 shares beneficially owned by Mr. Garfinkle, as trustee of The Gillian Garfinkle S Corporation Trust; (c) 150,000 shares beneficially owned by Mr. Garfinkle, as trustee of The Nicholas Garfinkle S Corporation Trust; and (d) an aggregate of 450,000 shares issuable upon exercise of warrants that became exercisable on March 2, 2000.

(2) Based upon an aggregate of 10,505,463 shares outstanding on February 3, 2000.

Item 1.   Security and Issuer
          -------------------

     The securities to which this statement relates are shares of the common stock, $.001 par value (the "Common Stock"), of eSynch Corporation, a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 15502 Mosher, Tustin, California 92780.


Item 2.   Identity and Background
          -----------------------

     This Statement is filed by Norton Garfinkle, individually and as trustee of each of The Gillian Garfinkle S Corporation Trust (the "GG Trust") and The Nicholas Garfinkle S Corporation Trust (the "NG Trust"). Mr. Garfinkle's principal occupation is Chairman of Cambridge Management Corporation and its affiliates, which specialize in the research and development of new technologies, and he serves also as Chairman of Electronic Retailing Systems International, Inc., which develops and sells electronic shelf label systems. Mr. Garfinkle's residence address is 133 East 62nd Street, New York, New York 10021. Mr. Garfinkle is a citizen of the United States of America.

     During the last five years, Mr. Garfinkle has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor as a result of such proceeding has been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that in December 1995, pursuant to an agreement with New York State authorities, Norton Garfinkle admitted to a misdemeanor relating to his 1989 New York State income tax return and paid all taxes required by the agreement.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The undersigned obtained 450,000 shares (the "Acquisition Shares") of Common Stock (representing shares held in equal proportions by him individually and as trustee of each of the GG Trust and the NG Trust) as a result of the acquisition by Corporation of Oxford Media Corp. on September 30, 1999, and subsequently as a result of warrants (the "Director Warrants") issued to him as a member of the Board of Directors of the Corporation, which became exercisable on March 2, 2000 with respect to 350,000 shares of Common Stock (collectively, the "Director Warrant Shares"), and of warrants (the "Consultant
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
Warrants") issued to him for providing services as a consultant to the Corporation, which became exercisable on March 2, 2000 with respect to 100,000 shares of Common Stock (collectively, the "Consultant Warrant Shares").

Item 4.   Purpose of Transaction
          ----------------------

     In connection with the acquisition by the Corporation of Oxford Media Corp., Mr. Garfinkle has been elected to the Board of Directors of the Corporation and has been issued the Director Warrants, exercisable with respect to the Director Warrant Shares. The Director Warrants became exercisable commencing on March 2, 2000 and may be exercised for six years thereafter, at a per share price of $1.00. In addition, as a result of consulting arrangements entered into with the Corporation, Mr. Garfinkle has been issued the Consultant Warrants, exercisable with respect to the Consultant Warrant Shares. The Consultant Warrants became exercisable commencing on March 2, 2000 and may be exercised for six years thereafter, at a per share price of $1.00. As more fully described under Item 6 herein, Mr. Garfinkle may receive additional warrants exercisable with respect to the Common Stock as a result of consulting activities.

     Mr. Garfinkle will review various factors, such as the Corporation's business and prospects, general economic conditions and money and stock market conditions, and may consider the acquisition of additional securities of the Corporation, or the disposition thereof, whether in open market brokerage transactions in the over-the-counter market, or otherwise.

     Except as aforesaid, Mr. Garfinkle does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of March 9, 2000, Mr. Garfinkle beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 910,000 shares of Common Stock, constituting, to the best of the knowledge of Mr. Garfinkle, 8.3% of the issued and outstanding shares of Common Stock. Such shares represent: (i) 160,000 shares owned by Mr. Garfinkle, individually; (ii) 150,000 shares held by Mr. Garfinkle, as trustee of the GG Trust; (iii) 150,000 shares owned by Mr. Garfinkle, as trustee of the NG Trust; and (iv) an aggregate of 450,000 shares issuable upon exercise of the Director Warrants and the Consultant Warrants.

     (b)  All shares of Common Stock beneficially owned by Mr.
Garfinkle are held by Mr. Garfinkle with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

     (c) See Item 3 herein, which information is incorporated by reference in response to this item.

     (d) Mr. Garfinkle, as trustee of each of the GG Trust and the NG Trust, in his sole discretion, may pay or apply dividends from or proceeds from the sale of shares held by such trusts to, respectively, Gillian Garfinkle and Nicholas Garfinkle.

     (e)  Not applicable.


Item 6.   Contract, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer
          -------------------------------------------------------

     In connection with its acquisition of Oxford Media Corp., the Corporation entered into a registration rights agreement (the "Registration Agreement") with Mr. Garfinkle, under which the Corporation extended certain demand and incidental registration rights covering the Acquisition Shares. The terms of the Registration Agreement annexed as Exhibit A are incorporated by reference in response to this item.

     Pursuant to the terms of the Director Warrants and the Consultant Warrants, Mr. Garfinkle is entitled to acquire, respectively, the Director Warrant Shares and the Consultant Warrant Shares. In connection therewith, the Corporation has extended certain registration rights with respect to such shares. The terms of the Director Warrants and the Consultant Warrants annexed hereto as, respectively, Exhibits B and C are incorporated by reference in response to this item.

     Pursuant to Mr. Garfinkle's consulting arrangements (the "Consulting Agreement") with the Corporation, he may be entitled to receive additional warrants exercisable with respect to Common Stock. The terms of the Consulting Agreement annexed hereto as Exhibit D are incorporated by reference into this item.

     Except as stated above, Mr. Garfinkle, individually, and as trustee of the GG Trust and the NG Trust, is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

     Exhibit A -    Registration Rights Agreement dated
                    September 30, 1999 between the Corporation and
                    Mr. Garfinkle, individually and as
                    trustee of each of The Gillian Garfinkle S
                    Corporation Trust and The Nicholas Garfinkle
                    S Corporation Trust

     Exhibit B -    Common Stock Purchase Warrant with respect to
                    350,000 shares of Common Stock issued to Mr.
                    Garfinkle

     Exhibit C -    Common Stock Purchase Warrant with respect to
                    100,000 shares of Common Stock issued to Mr.
                    Garfinkle

     Exhibit D -    Consulting Agreement dated November 1, 2000
                    between the Corporation and Mr. Garfinkle

                            SIGNATURE
                           -----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 2000


                              s/Norton Garfinkle
                              ----------------------------------
                              Norton Garfinkle

                        INDEX TO EXHIBITS


     Exhibit A -    Registration Rights Agreement dated
                    September 30, 1999 between the Corporation and
                    Mr. Garfinkle, individually and as
                    trustee of each of The Gillian Garfinkle S
                    Corporation Trust and The Nicholas Garfinkle
                    S Corporation Trust

     Exhibit B -    Common Stock Purchase Warrant with respect to
                    350,000 shares of Common Stock issued to Mr.
                    Garfinkle

     Exhibit C -    Common Stock Purchase Warrant with respect to
                    100,000 shares of Common Stock issued to Mr.
                    Garfinkle

     Exhibit D -    Consulting Agreement dated November 1, 2000
                    between the Corporation and Mr. Garfinkle